United States
Securities and Exchange Commission
Washington, DC 20549

SCHEDULE 14C

(Rule 14c-101)

INFORMATION REQUIRED IN INFORMATION STATEMENT

SCHEDULE 14C INFORMATION

INFORMATION STATEMENT PURSUANT TO SECTION 14(C) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Check the appropriate box:

☒ Preliminary Information Statement

☐ Confidential, for Use of the Commission Only (as permitted by Rule 14c-5(d)(2))

☐ Definitive Information Statement

FelCor Lodging Trust Incorporated

(Name of Registrant as Specified in its Charter)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11.

    (1)   Title of each class of securities to which transaction applies:

    (2)   Aggregate number of securities to which transaction applies:

    (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

    (4)   Proposed maximum aggregate value of transaction:

    (5)   Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:



JONATHAN H. YELLEN
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

, 2010

To the Holders of Shares of FelCor Lodging Trust Incorporated's
$1.95 Series A Cumulative Convertible Preferred Stock and
Depositary Shares Representing its 8% Series C Cumulative
Redeemable Preferred Stock:

FelCor Lodging Trust Incorporated (the "Company") is holding a special meeting of holders of the $1.95 Series A Cumulative Convertible Preferred Stock (the "Series A Stock") and 8% Series C Cumulative Redeemable Preferred Stock (the "Series C Stock" and, together with Series A Stock, the "Preferred Stock"), which will be held on   , 2010, at the in   . The meeting will start promptly at   , local time.

At the meeting, holders of the Preferred Stock will be entitled to vote as a single class to elect two directors to serve until the next annual meeting of stockholders of the Company or until their successors are elected and qualified; provided, however, that the term of such directors will terminate if all delinquent dividends, together with the dividends for the current quarterly period, on the voting preferred shares have been paid or declared or set aside for payment. When the holders of Preferred Stock vote as a single class, each share of Preferred Stock is entitled to one vote per $25 of stated liquidation preference. As a result, each share of Series A Stock is entitled to one vote per share and each share of Series C Stock is entitled to 100 votes per share, each of which may be directed separately by the holder thereof. If you are a holder of depositary shares representing interests in the Series C Stock, you will be entitled to direct the voting of the Series C Stock to the extent of your interest therein. The Company is not soliciting proxies for the special meeting and you are requested not to send the Company a proxy in connection therewith.

Attached to this letter are a Notice of Special Meeting of Preferred Stockholders and an Information Statement, which describe the business to be conducted at the meeting.

Very truly yours,

Jonathan H. Yellen
Secretary



JONATHAN H. YELLEN
EXECUTIVE VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY

545 E. JOHN CARPENTER FREEWAY, SUITE 1300
IRVING, TX 75062
PH: 972-444-4900
F: 972-444-4949
WWW.FELCOR.COM
NYSE: FCH

NOTICE OF SPECIAL MEETING OF PREFERRED STOCKHOLDERS

OF

FELCOR LODGING TRUST INCORPORATED

, 2010

NOTICE IS HEREBY GIVEN that a Special Meeting (the "Special Meeting") of holders of FelCor Lodging Trust Incorporated's preferred stock ("Preferred Stockholders") will be held on   , 2010, at   , at   , local time, to elect, by a majority of votes cast unless the number of nominees exceeds the number of directors to be elected, in which case by a plurality, two persons to serve as directors of FelCor Lodging Trust Incorporated until the next annual meeting of stockholders of the Company or until their successors are elected and qualified; provided, however, that the term of such directors will terminate if all delinquent dividends, together with the dividends for the current quarterly period, on the voting preferred shares have been paid or declared or set aside for payment. Preferred Stockholders will vote as a single class. Each share of $1.95 Series A Cumulative Convertible Preferred Stock is entitled to one vote per share, and each share of 8% Series C Cumulative Redeemable Preferred Stock is entitled to 100 votes per share, each of which may be directed separately by the holder thereof. If you are a holder of depositary shares representing interests in the Series C Stock, you will be entitled to direct the voting of the Series C Stock to the extent of your interest therein. No other items of business may be brought before the Special Meeting.

Only Preferred Stockholders and holders of depositary shares of record at the close of business on   , 2010 are entitled to notice of, and to vote at, the Special Meeting. Accompanying this Notice of Special Meeting of Preferred Stockholders is an Information Statement.

By order of the Board of Directors,

JONATHAN H. YELLEN
Secretary

FELCOR LODGING TRUST INCORPORATED
545 E. JOHN CARPENTER FREEWAY
SUITE 1300
IRVING, TEXAS 75062

INFORMATION STATEMENT

GENERAL INFORMATION

This Information Statement is being furnished by FelCor Lodging Trust Incorporated (the "Company," "FelCor," "we," "us" or "our") in connection with the Special Meeting of the holders of holders of its $1.95 Series A Cumulative Convertible Preferred Stock and 8% Series C Cumulative Redeemable Preferred Stock, which will be held on   , 2010 at the   at   , local time.

We anticipate that this Information Statement will be mailed to holders of the Preferred Stock and holders of depositary shares representing interests in the Preferred Stock on or about   , 2010.

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE
REQUESTED NOT TO SEND US A PROXY.

THE PREFERRED STOCK

1.95 Series A Cumulative Convertible Preferred Stock

<u>General Description</u>

In April 1996, our Board of Directors adopted articles supplementary that classified and created a series of preferred stock originally consisting of 6,900,000 shares, which was subsequently reduced to 6,050,000 shares, designated $1.95 Series A Cumulative Convertible Preferred Stock (the "Series A Stock"). In March and August 2004, our Board of Directors adopted articles supplementary that classified an additional 4,600,000 shares and 2,300,000 shares, respectively, of Series A Stock, thereby increasing the aggregate number of authorized shares of the Series A Stock to 12,950,000. As of   , 2010, we had 12,880,475 shares of Series A Stock outstanding.

The outstanding shares of Series A Stock are validly issued, fully paid and nonassessable. The holders of the Series A preferred stock have no preemptive rights with respect to any shares of our capital stock or any of our other securities convertible into, or carrying rights or options to purchase, any shares of our capital stock. The shares of Series A stock are not subject to any sinking fund or other obligation of us to redeem or retire the Series A Stock. Unless converted into common stock or redeemed by us, the Series A Stock will have a perpetual term, with no maturity.

<u>Voting Rights</u>

In addition to certain specific voting rights set forth in the articles supplementary or as otherwise required by applicable law, if six quarterly dividends, whether or not consecutive, payable on the Series A Stock, or any parity stock, are in arrears, whether or not earned or declared, the number of directors then constituting our Board of Directors will be increased by two, and the holders of shares of Series A Stock and any other parity stock, voting together as a single class, which are referred to as the voting preferred shares, will have the right to elect two additional directors to serve on our Board of Directors. This voting right will be applicable to any annual meeting or special meeting of stockholders, or a properly called special meeting of the holders of the voting preferred shares, until all the delinquent dividends, together with the dividends for the current quarterly period, on the voting preferred shares have been paid or declared and set aside for payment, at which time the right to elect the two additional directors shall cease (but subject always to the same provision for the vesting of such voting rights in the case of any similar future arrearage in six quarterly dividends).

Series C Cumulative Redeemable Preferred Stock

<u>General Description</u>

In March 2005, our Board of Directors adopted articles supplementary that classified and created a series of preferred stock consisting of 54,000 shares, designated 8% Series C Cumulative Redeemable Preferred Stock (the "Series C Stock," and together with Series A Stock, the "Preferred Stock"). In August 2005, our Board of Directors adopted articles supplementary that classified an additional 13,980 shares of Series C Stock thereby increasing the aggregate number of authorized shares of the Series C Stock to 67,980. At   , 2010, we had outstanding 67,980 shares of Series C Stock represented by 6,798,000 depositary shares.

The outstanding shares of Series C Stock are validly issued, fully paid and nonassessable. The holders of the Series C Stock have no preemptive rights with respect to any shares of our capital stock or any of our other securities convertible into, or carrying rights or options to purchase, any shares of our capital stock. The shares of Series C Stock are not subject to any sinking fund or other obligation of us to redeem or retire the Series C Stock. Unless converted or redeemed by us into common stock, the Series C Stock will have a perpetual term, with no maturity.

Each depositary share represents a 1/100 fractional interest in a share of Series C Stock. The shares of Series C Stock are deposited with American Stock Transfer Company, or the Series C Preferred Stock Depositary, under a deposit agreement (the "Depositary Agreement"), among FelCor, the Series C Preferred Stock Depositary and the holders from time to time of the depositary receipts issued by the Series C Preferred Stock Depositary under the Depositary Agreement. The depositary receipts evidence the depositary shares. Subject to the terms of the Depositary Agreement, each holder of a depositary receipt evidencing a depositary share is entitled to all the rights and preferences of a 1/100 fractional interest in a share of Series C Stock (including dividend, voting, redemption and liquidation rights and preferences).

<u>Voting Rights</u>

In any matter in which the Series C Stock is entitled to vote (as expressly described in the articles supplementary or as may be required by law), including any action by written consent, each share of Series C Stock shall be entitled to 100 votes, each of which 100 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). With respect to each share of Series C Stock, the holder thereof may designate up to 100 proxies, with each such proxy having the right to vote a whole number of votes (totaling 100 votes per share of Series C Stock). As a result, each depositary share will be entitled to one vote.

In addition to certain specific voting rights set forth in the articles supplementary or as otherwise required by applicable law, if six quarterly dividends (whether or not consecutive) payable on the Series C Stock or any parity stock are in arrears, whether or not earned or declared, the number of directors then constituting our Board of Directors will be increased by two and the holders of the depositary shares representing the Series C Stock and any other parity stock, voting together as a single class, identified as voting preferred shares, will have the right to elect two additional directors to serve on our Board of Directors at an annual meeting of stockholders or a special meeting held in place thereof, or at a special meeting of the holders of the voting preferred shares, until all delinquent dividends, together with the dividends for the current quarterly period, on the voting preferred shares have been paid or declared or set aside for payment, at which time the right to elect the two additional directors shall cease (but subject always to the same provision for the vesting of such voting rights in the case of any similar future arrearage in six quarterly dividends).

ABOUT THE MEETING

The Company suspended dividends on its Preferred Stock in March 2009. The dividend payment date of July 31, 2010 was the sixth dividend payment date for which dividends on the Preferred Stock have not been paid. Accordingly, the holders of the Preferred Stock are entitled to elect, as discussed above, two persons to serve as directors of the Company. As of the date of this Information Statement, no one has been nominated for election by any of our preferred stockholders to serve as a director of the Company. Nominations may only be made by preferred stockholders and only in accordance with the Company's bylaws and the charter of our Corporate Governance and Nominating Committee. In connection with such requirement, the Board of Directors has called this Special Meeting of the holders of the Preferred Stock. No other items of business may be brought before the Special Meeting.

Who May Vote

Holders of Preferred Stock and of depositary shares of record on   , 2010 (the "Record Date") may vote at the Special Meeting. As of this date, there were 12,880,475 shares of Series A Stock outstanding and 67,980 shares of Series C Stock represented by 6,798,000 depositary shares.

Quorum

A quorum, consisting of stockholders entitled to vote at least a majority of the votes entitled to be cast by the holders of the outstanding shares of Preferred Stock as of the Record Date, is necessary to conduct business at the Special Meeting. This means that stockholders entitled to cast that number of votes must be present at the Special Meeting in person or represented at the meeting by proxy. If a quorum is not obtained, no business may be conducted at the Special Meeting.

Nominations

Our bylaws provide that nominations for directors must be made by written notice to the Secretary of the Company at the Company's principal office not later than the close of business on the 10th day following the day on which the first public disclosure of the date of the special meeting was made or the 90th day before the date of the meeting. **Accordingly, in order for any nominations to be considered for this Special Meeting, a holder of Preferred Stock must submit the nominations to the Company by not later than   , 2010.** The bylaws require the stockholder's notice to the Secretary include the following information:

   a. As to each nominee:
- i. name, age, business and residence addresses;
- ii. principal occupation or employment;
- ii. class and number of shares of stock in the Company held;
- iv. any other information that would be required by Regulation l4A as if the nomination was made by the Board; and
- v. the nominee's written consent to being named in a proxy statement and to serving as a director if elected.

b. As to the stockholder giving notice:

    i. name and address as they appear in the Company's records;

    ii. class and number of shares of stock in the Company held;

    ii. a representation that the stockholder is a holder of record of stock of the Company entitled to vote in the election of the directors to be elected at the special meeting and that the stockholder intends to appear in person or by proxy at the meeting to nominate the nominee specified in the notice; and

    iv. a description of all agreements, arrangements or understandings between the stockholder and the nominee and any other person pursuant to which the nomination is to be made by the stockholder.

The charter of the Corporate Governance and Nominating Committee (the "Committee") also provides for procedures that a stockholder must comply with, as follows:

a. Submit the following information to the Committee at the Company's principal office to the General Counsel's attention: name, address, telephone number, email address, resume, business history, listing of other past and present directorships and director committees, hotel industry experience and other relevant information;

b. Explain why the stockholder believes the candidate would be an appropriate director for the Company and the benefits and attributes that the candidate will provide to the Company in serving as a director;

c. Provide evidence of ownership of the Company's securities; and

d. Indicate whether the Company may identify the stockholder in any public disclosures that it makes regarding the consideration of the candidate.

In addition, the director candidate must make himself or herself available for interviews and must provide additional information upon request from the Company, including a director and officer questionnaire.

The Committee considers any candidate for director recommended by a stockholder, which consideration is based on criteria established by the Board for selection of director nominees generally and otherwise in accordance with the charter and Corporate Governance Guidelines. The Committee reserves the right to reject any candidate that has a special interest agenda other than the best interests of the Company and its stockholders generally. **All of FelCor's directors, including directors elected by the holders of Preferred Stock (if any), are required to act in good faith, with ordinary care, acting in a manner the director reasonably believes to be in the best interests of the corporation (*i.e.*, all of its stockholders).** For more information about our Board and our directors' rights and responsibilities, please refer to our Bylaws and Corporate Governance Guidelines.

Unless otherwise determined by the unanimous vote of the Committee, no person may be proposed as a nominee for election as a director (a) if he or she would be age 70 or older at the time of the election or (b) if he or she would have served six consecutive full terms as a director of the Company at the time of election.

Except otherwise determined by our Board of Directors, in accordance with our Corporate Governance guidelines, directors elected by our preferred stockholders are not entitled to compensation and reimbursement of expenses in connection with their service on our Board of Directors.

Applicable rules of the Securities and Exchange Commission (the "SEC") require that, if proxies are solicited from the holders of Preferred Stock in support of or in opposition to the election of any nominee to the Board of Directors of the Company, the person soliciting such holders must provide them with a proxy statement containing certain prescribed information, including information concerning the nominees. The Company assumes no responsibility for the accuracy or completeness of any information contained in any proxy material furnished to any holder of Preferred Stock concerning the election of any director.

The Board of Directors of the Company does not take any position with respect to the election of any potential nominees for election as directors, is not soliciting any proxies in connection with the Special Meeting, and does not make any recommendation "For" or "Against" any nominee. As of the Record Date, the Company has not received any nomination for director, nor does the Company know of any person's intent to make such nomination.

Meeting

The Special Meeting will be conducted by a representative of the Company in accordance with such rules and procedures as the Company shall determine in its sole discretion.

Interests of Officers and Directors

Certain of our executive officers own shares of the Preferred Stock and depositary shares. To the extent they own shares of the Preferred Stock or depositary shares, their interests may be different from other holders of the Preferred Stock or depositary shares by virtue of the fact that they are employees of the Company.

Votes Needed

Preferred stockholders shall vote as a single class to elect the directors. Directors will be elected by a majority of votes cast unless the number of nominees exceeds the number of directors to be elected, in which case directors will be elected by a plurality. Abstentions or broker non-votes will have no effect. When the holders of Preferred Stock vote as a single class, each share of Preferred Stock is entitled to one vote per $25 of stated liquidation preference. As a result, each share of Series A Stock is entitled to one vote per share and each share of Series C Stock is entitled to 100 votes per share, each of which may be directed separately by the holder thereof. If you are a holder of depositary shares representing interests in the Series C Stock, you will be entitled to direct the voting of the Series C Stock to the extent of your interest therein.

Holders of depositary shares representing interests in the Series C Stock may instruct the Depositary, American Stock Transfer Company, the registered holder of the Series C Stock, as to the exercise of the voting rights pertaining to the amount of the Series C Stock represented by such holders' depositary shares by writing the Depositary at American Stock Transfer Company, Attention: Administration 8, 1620 15th Avenue, Brooklyn, NY 11219 or calling 1-718-921-8380. Holders of depositary shares must enclose evidence of their ownership as of the Record Date (such as a letter from the bank, broker or other nominee confirming their ownership or a bank or brokerage firm account statement, in each case, which must include the number of depositary shares that the holders own).

Attending In Person

Only holders of the Preferred Stock and depositary shares, their proxy holders, and our invited guests may attend the Special Meeting. If you wish to attend the Special Meeting in person but you hold your shares through someone else, such as a stockbroker, please send written notice to FelCor Lodging Trust Incorporated, 545 E. John Carpenter Frwy., Suite 1300, Irving, Texas 75062, Attention: Secretary, and you must enclose evidence of your ownership (such as a letter from the bank, broker or other nominee confirming your ownership or a bank or brokerage firm account statement). The names of all those planning to attend will be placed on an admission list held at the registration desk at the entrance to the meeting.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of _____, 2010, (a) how much of our common stock was beneficially owned by each person known to us to beneficially own more than 5% of our common stock, and (b) how much of our common stock, Series A Stock, and Series C Stock was beneficially owned by the executive officers, each director, and all directors and executive officers, as a group. Unless otherwise indicated, each person owns directly the number of shares shown after his or her name in the table below.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock	Percent of Class[1]	Amount and Nature of Beneficial Ownership of Series A Preferred Stock	Percent of Class[1]	Amount and Nature of Beneficial Ownership of Series C Preferred Stock[2]	Percent of Class[1]
Melinda J. Bush	16,600[3]	*	-	*	-	*
Glenn A. Carlin	20,000	*	-	*	-	*
Thomas J. Corcoran, Jr.	476,146[4]	*	4,000	*	1,000	*
Robert F. Cotter	116,300	*	-	*	-	*
Michael A. DeNicola	324,155[5]	*	-	*	-	*
Thomas C. Hendrick	22,200	*	-	*	-	*
Charles A. Ledsinger, Jr.	35,175	*	-	*	-	*
Robert H. Lutz, Jr.	38,700[6]	*	-	*	-	*
Robert A. Mathewson	433,317[7]	*	10,000	*	-	*
Troy A. Pentecost	280,887[8]	*	-	*	-	*
Mark D. Rozells	3,507	*	-	*	-	*
Richard A. Smith	1,292,458[9]	1.3%	-	*	10,000	*
Andrew J. Welch	324,324[10]	*	-	*	-	*
Jonathan H. Yellen	287,650[11]	*	1,000[12]	*	-	*
All executive officers and directors, as a group (14 persons) [13]	3,671,419	3.8	15,000	*	11,000	*
Franklin Resources, Inc.	2,634,870[14]	2.7	2,983,745[13]	23.2%		
The Vanguard Group, Inc.	6,938,485[15]	7.1				

_____

*   Represents less than 1% of the outstanding shares of such class.

(1)   Based upon 97,051,609 shares of common stock, 12,880,475 shares of Series A Preferred Stock and 6,798,000 Depository Shares representing 67,980 shares of Series C Preferred Stock outstanding as of _____, 2010.

(2)   Reflects the number of Depository Shares held. Each Depository Share represents 1/100th of a share of Series C Preferred Stock.

(3)   The shares beneficially owned by Ms. Bush include (i) 7,700 shares of common stock held by Ms. Bush's IRA, and (ii) 4,000 shares held by a trust of which Ms. Bush is the beneficiary.

(4)   The shares beneficially owned by Mr. Corcoran include (i) 25,000 shares of common stock issuable pursuant to stock options that are currently exercisable; (ii) 3,101 shares of common stock issuable upon the conversion of 4,000 shares of Series A preferred stock; (iii) 30,000 shares of common stock held by TCOR Holdings, LLC, of which he is the sole beneficial owner; (iv) 2,847 shares of common stock held by his IRA; (v) 78,535 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three or four-year period from the date of grant, subject to the satisfaction of certain conditions; and (vi) 97,746 shares of common stock subject to claw-back agreements, portions of which expire annually over the next two to three years, subject to continued employment.

(5)   The shares beneficially owned by Mr. DeNicola include (i) 184,813 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three or four-year period from the date of grant, subject to satisfaction of certain conditions; (ii) 10 shares held for his minor children; and (iii) 69,705 shares of common stock subject to claw-back agreements, portions of which expire annually over the next two to three years, subject to continued employment.

(6)   The shares beneficially owned by Mr. Lutz include (i) 36,200 shares owned by Lutz Investments LP, a family partnership of which Mr. Lutz is a beneficiary, and (ii) 2,500 shares owned by Mr. Lutz's spouse.

(7)   The shares beneficially owned by Mr. Mathewson include (i) 208,333 shares of common stock held by RGC Leasing, Inc., of which Mr. Mathewson serves as President and is a stockholder, and (ii) 7,752 shares of common stock issuable upon conversion of 10,000 shares of Series A preferred stock.

(8)   The shares beneficially owned by Mr. Pentecost include (i) 188,813 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three to five-year period from the date of grant, subject to satisfaction of certain conditions, and (ii) 70,156 shares of common stock subject to claw-back agreements, portions of which expire annually over the next two to three years, subject to continued employment.

(9)   The shares beneficially owned by Mr. Smith include (i) 815,851 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three to five-year period from the date of grant, subject to satisfaction of certain conditions, and (ii) 217,679 shares of common stock subject to claw-back agreements, portions of which expire annually over the next two to three years, subject to continued employment.

(10) The shares beneficially owned by Mr. Welch include (i) 15,000 shares of common stock issuable pursuant to stock options that are currently exercisable; (ii) 2,237 shares held in his IRA; (iii) 3,000 shares held in custodial accounts for his minor children; (iv) 184,813 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three to four-year period from the date of grant, subject to satisfaction of certain conditions; and (v) 72,175 shares of common stock subject to claw-back agreements, portions of which expire annually over the next two to three years, subject to continued employment.

(11) The shares beneficially owned by Mr. Yellen include (i) 11,724 shares of common stock held by trusts of which Mr. Yellen is not the trustee for the benefit of Mr. Yellen's minor children; (ii) 188,813 shares of restricted common stock issued pursuant to stock grants that are unvested and will vest over a three to five-year period from the date of grant, subject to satisfaction of certain conditions; (iii) 775 shares of common stock issuable upon the conversion of 1,000 shares of Series A preferred stock held in Mr. Yellen's individual retirement account; and (iv) 70,156 shares of common stock subject to claw-back agreements, portions of which expire annually over the next two to three years, subject to continued employment.

(12) These shares are held in Mr. Yellen's individual retirement account.

(13) See footnotes (3)-(12) above.

(14) Based upon a Schedule 13G (Amendment No. 14) filed on February 9, 2010. As set forth in this Schedule, the securities are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries of Franklin Resources, Inc. Franklin Resources Inc. reported that it or its direct and indirect subsidiaries had sole voting power with respect to 5,328,147 shares and sole dispositive power with respect to 5,618,615 shares. Includes 2,983,745 shares of common stock issuable on conversion of preferred stock.

(15) Based upon a Schedule 13G (Amendment No. 4) filed on February 3, 2010. As set forth in this Schedule, The Vanguard Group, Inc., an investment advisor, reported that it had sole voting power with respect to 81,919 shares, and sole dispositive power with respect to 5,536,566 shares and shared dispositive power with respect to 81,919 shares. Also includes 1,320,000 shares (including 120,000 shares owned through Vanguard Investment Australia) purchased in a secondary equity offering in June 2010.

ADDITIONAL MATTERS

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF THE INFORMATION STATEMENT FOR THE SPECIAL MEETING TO BE HELD ON   , 2010:

This Information Statement is available at: https://materials.proxyvote.com/31430F

For information on how to obtain directions to the Company's Special Meeting, please call our Investor Relations department at 1-972-444-4912.


By Order of the Board of Directors
FELCOR LODGING TRUST INCORPORATED


Irving, Texas
          , 2010